Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

Three and six months ended December 31, 2022 and 2021

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at December 31, 2022 and June 30, 2022

(Expressed in Canadian Dollars – unaudited)

	December 31,	June 30,
	2022	2022
ASSETS
Current assets
Cash	$107,369,473	$129,065,348
Receivables	1,049,952	1,135,095
Prepaid expenses	1,010,929	1,603,997
	109,430,354	131,804,440
Non-current assets
Reclamation deposit	84,865	80,742
Exploration and evaluation assets (Note 4)	51,592,439	41,127,501
Intangible assets (Note 5)	1,455,838	1,500,540
Pilot plant (Note 6)	812,640	985,057
Asset under construction – Commercial plant (Note 7)	9,346,041	4,533,458
Right of use asset	292,043	379,650
Deposits	31,878	12,416
Investment in Aqualung Carbon Capture SA (Note 3)	3,385,990	3,221,491
	67,001,734	51,840,855
TOTAL ASSETS	$176,432,088	$183,645,295
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$4,231,966	$6,597,682
Lease liability – short-term	166,929	182,060
	4,398,895	6,779,742
Non-current liabilities
Lease liability – long-term	137,438	208,435
Decommissioning provision	135,440	128,860
	272,878	337,295
TOTAL LIABILITIES	4,671,773	7,117,037
EQUITY
Share capital (Note 8)	262,259,192	262,046,589
Reserves (Note 8)	22,936,849	21,945,204
Deficit	(115,156,608)	(106,717,819)
Accumulated other comprehensive income (loss)	1,720,882	(745,716)
TOTAL EQUITY	171,760,315	176,528,258
TOTAL LIABILITIES AND EQUITY	$176,432,088	$183,645,295

Commitments (Notes 4)

Subsequent Event (Note 12)

Approved by the Board of Directors and authorized for issue on February 6, 2023.

“Robert Mintak”	“Dr. J. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and six months ended December 31, 2022 and 2021

(Expressed in Canadian Dollars - unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2022	2021	2022	2021
Expenses
Advertising and investor relations	$85,983	$48,870	$153,677	$115,064
Amortisation of intangible assets (Note 5)	20,797	48,152	68,949	96,304
Amortisation of office lease	46,189	20,736	91,660	20,736
Amortisation of pilot plant (Note 6)	4,000	3,729,731	205,636	7,342,858
Carbon Capture research & development	-	10,139	-	10,139
Consulting fees	1,068,184	392,771	1,569,315	762,003
Filing and transfer agent	49,428	156,760	198,093	186,620
Foreign exchange (gain)/loss	1,265,601	271,608	(5,229,000)	263,201
Management fees (Note 9)	510,418	370,712	1,024,304	740,234
Office and administration	700,381	630,249	1,638,619	1,228,397
Patent	223,952	119,270	468,325	236,160
Pilot plant operations (Note 6)	3,099,490	1,944,764	5,975,043	4,281,206
Preliminary economic assessment	-	33,657	-	87,130
Professional fees	146,268	369,004	1,386,230	682,871
Project investigation	192,465	260,614	1,138,454	575,859
Share-based payments	301,271	71,711	1,091,749	1,186,845
Travel	112,964	103,518	159,573	125,627
Loss from operations before other items	(7,827,391)	(8,582,266)	(9,940,627)	(17,941,254)
Interest income	952,785	18,576	1,512,335	18,576
Interest and accretion expense	(5,729)	(4,215)	(10,497)	(4,215)
Net loss for the period	(6,880,335)	(8,567,905)	(8,438,789)	(17,926,893)
Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	(1,149,922)	(257,652)	2,466,598	933,253
Total comprehensive income (loss)	(8,030,257)	(8,825,557)	(5,972,191)	(16,993,640)
Weighted average number of common shares outstanding – basic and diluted	166,552,197	151,389,324	166,457,676	147,394,452
Basic and diluted loss per share	$(0.04)	$(0.06)	$(0.05)	$(0.12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2022 and 2021

(Expressed in Canadian Dollars - unaudited)

					Accumulated
					other
	Number	Share			comprehensive
	of shares	capital	Reserves	Deficit	income (loss)	Total equity
Balance, June 30, 2021	141,166,203	$122,996,406	$19,563,420	$(68,617,507)	$(2,398,853)	$71,543,466
Share-based payment	-	-	1,186,845	-	-	1,186,845
Share issued for private placement, net of costs	13,480,083	118,240,689	2,211,663	-	-	120,452,352
Share issuance costs	-	(241,396)	-	-	-	(241,396)
Warrants exercised	5,635,147	6,306,982	-	-	-	6,306,982
Stock options exercised	750,784	1,698,280	(952,780)	-	-	745,500
Net loss for the period	-	-	-	(17,926,893)	-	(17,926,893)
Currency translation differences for foreign operations	-	-	-	-	933,253	933,253
Balance, December 31, 2021	161,032,217	$249,000,961	$22,009,148	$(86,544,400)	$(1,465,600)	$183,000,109

Balance, June 30, 2022	166,402,197	$262,046,589	$21,945,204	$(106,717,819)	$(745,716)	$176,528,258
Share-based payment	-	-	1,091,749	-	-	1,091,749
Stock options exercised	150,000	212,603	(100,104)	-	-	112,499
Net loss for the period	-	-	-	(8,438,789)	-	(8,438,789)
Currency translation differences for foreign operations	-	-	-	-	2,466,598	2,466,598
Balance, December 31, 2022	166,552,197	$262,259,192	$22,936,849	$(115,156,608)	$1,720,882	$171,760,315

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended December 31, 2022 and 2021

(Expressed in Canadian Dollars - unaudited)

	Six months ended
	December 31,	December 31,
	2022	2021
Cash flows from (used in) operating activities
Net loss	$(8,438,789)	$(17,926,893)
Add items not affecting cash
Share-based payments	1,091,749	1,186,845
Foreign exchange	(3,919,671)	(30,257)
Amortisation – pilot plant	205,636	7,342,858
Amortisation – intangible assets	68,949	96,303
Amortisation – office lease	91,660	20,736
Interest expense	10,497	4,215
Net changes in non-cash working capital items to operations:
Receivables	85,143	(7,288)
Prepaid expenses	593,628	(2,243,512)
Accounts payable and accrued liabilities	(1,661,351)	(1,609,101)
Net cash used in operating activities	(11,872,549)	(13,166,094)

Cash flows used in investing activities
Exploration and evaluation assets	(7,608,438)	(1,554,435)
Pilot plant	-	(800,859)
Commercial plant development	(5,723,481)	(166,565)
Patent	(24,247)	-
Net cash used in investing activities	(13,356,166)	(2,521,859)

Cash flows from financing activities
Proceeds from private placement	-	120,452,352
Share issuance costs	-	(241,396)
Exercise of warrants	-	6,306,982
Exercise of options	112,499	745,500
Lease payments	(96,617)	(22,856)
Net cash from financing activities	15,882	127,240,582

Effect of exchange rates on cash	3,516,958	-

Net change in cash	(21,695,875)	111,552,629
Cash, beginning of period	129,065,348	27,988,471
Cash, end of period	$107,369,473	$139,541,100

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

1.	Nature of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp.  On April 7, 1999, the Company changed its name to Patriot Capital Corp. and then to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016, the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The address of the Company’s corporate office and principal place of business is Suite 110, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

During March 2020, the World Health Organisation declared COVID-19 a global pandemic. This contagious disease outbreak and related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

2.Basis of Presentation

a)Statement of compliance

The annual consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period.  It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2022, which were prepared in accordance with IFRS.

b)Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its 100% wholly owned subsidiaries which the Company controls.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

3. Investment

On May 5, 2022, the Company entered into an agreement to purchase 179,175 common shares of Aqualung Carbon Capture AS (“Aqualung”) for $3,113,991 (NOK 23.3 million), representing an approximate 4.55% ownership in Aqualung. Aqualung is engaged in Carbon Capture technology and is based out of Norway with operations in the United States. As of December 31, 2022, the Company had not received its share certificates as Aqualung was registering them in Norway.

Changes in the Company’s Investment in Aqualung during the period ended December 31, 2022 are summarized as follows:

Initial investment	$3,113,991
Effect of movement in foreign exchange rates	107,500
Balance, June 30, 2022	3,221,491
Effect of movement in foreign exchange rates	164,499
Balance, December 31, 2022	$3,385,990

4.Exploration and Evaluation Expenditures

	California	Arkansas	Other Smackover
	Property	Property	Exploration	Total
	$	$	$	$
Acquisition costs:
Balance, June 30, 2021	12,768,549	12,107,486	-	24,876,035
Acquisition of property	5,183,941	1,642,281	-	6,826,222
Effect of movement in foreign exchange rates	506,868	480,627	-	987,495
Balance, June 30, 2022	18,459,358	14,230,394	-	32,689,752
Acquisition of property	126,087	1,354,400	299,238	1,779,725
Effect of movement in foreign exchange rates	942,593	726,649	-	1,669,242
Balance, December 31, 2022	19,528,038	16,311,443	299,238	36,138,719

Exploration Costs:
Balance, June 30, 2021	4,153,051	2,561,108	-	6,714,159
Exploration costs	14,820	1,442,241	-	1,457,061
Effect of movement in foreign exchange rates	164,861	101,668	-	266,529
Balance, June 30, 2022	4,332,732	4,105,017	-	8,437,749
Exploration costs	4,790	3,532,793	3,047,529	6,585,112
Effect of movement in foreign exchange rates	221,244	209,615	-	430,859
Balance, December 31, 2022	4,558,766	7,847,425	3,047,529	15,453,720

Balance, June 30, 2022	22,792,090	18,335,411	-	41,127,501
Balance, December 31, 2022	24,086,804	24,158,868	3,346,767	51,592,439

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

4.Exploration and Evaluation Expenditures – continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the “Option Purchase Agreement”) with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company acquired all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons had the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company was required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

●	US$125,000 on closing of the Option Purchase Agreement (paid)
●	US$50,000 on or before July 7, 2017 (paid)
●	US$50,000 on or before July 7, 2018 (paid)
●	US$50,000 on or before July 7, 2019 (paid)
●	US$50,000 on or before July 7, 2020 (paid)

●	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)
●	Issue 500,000 common shares on or before October 1, 2017 (issued)
●	Issue 500,000 common shares on or before October 1, 2018 (issued)
●	Issue 500,000 common shares on or before October 1, 2019 (issued)
●	Issue 500,000 common shares on or before October 1, 2020 (issued)

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining.  The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

4.	Exploration and Evaluation Expenditures – continued

California Property – continued

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres.  Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and agreed to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

●	US$25,000 on the Purchase Agreement date (paid)
●	US$50,000 on or before November 24, 2017 (paid)
●	US$100,000 on or before May 24, 2018 (paid)
●	US$100,000 on or before May 24, 2019 (paid)
●	US$100,000 on or before May 24, 2020 (paid)
●	US$100,000 on or before May 24, 2021 (paid)
●	US$100,000 on or before May 24, 2022 (paid)
●	US$250,000 upon successful completion of a pre-feasibility study
●	US$1,000,000 upon successful completion of a bankable feasibility study

●	Issue 100,000 common shares on the closing date (issued)
●	Issue 100,000 common shares on or before November 24, 2017 (issued)
●	Issue 200,000 common shares on or before May 24, 2018 (issued)
●	Issue 200,000 common shares on or before May 24, 2019 (issued)
●	Issue 200,000 common shares on or before May 24, 2020 (issued)
●	Issue 200,000 common shares on or before May 24, 2021 (issued)
●	Issue 200,000 common shares on or before May 24, 2022 (issued)
●	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations.  The Company has agreed to pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs and remains in good standing with National Chloride for all subsequent payments.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc. (“TETRA”), to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California.  The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

4.	Exploration and Evaluation Expenditures – continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $135,440 (US$100,000) (See Note 5), and has agreed to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

●	US$100,000 initial payment on April 23, 2018 (paid)
●	US$100,000 on or before October 23, 2018 (paid)
●	US$200,000 on or before April 23, 2019 (paid)
●	US$200,000 on or before April 23, 2020 (paid)
●	US$200,000 on or before April 23, 2021 (paid)
●	US$200,000 on or before April 23, 2022 (paid)
●	US$200,000 on or before April 23, 2023
●	US$500,000 upon successful completion of a pre-feasibility study
●	US$1,000,000 upon successful completion of a bankable feasibility study

●	Issue 200,000 common shares on April 23, 2018 (issued)
●	Issue 200,000 common shares on or before October 23, 2018 (issued)
●	Issue 400,000 common shares on or before April 23, 2019 (issued)
●	Issue 400,000 common shares on or before April 23, 2020 (issued)
●	Issue 400,000 common shares on or before April 23, 2021 (issued)
●	Issue 400,000 common shares on or before April 23, 2022 (issued)
●	Issue 400,000 common shares on or before April 23, 2023
●	Issue 1,000,000 common shares successful completion of a pre-feasibility study

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

4.	Exploration and Evaluation Expenditures – continued

Arkansas Properties

South-West Arkansas Project

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”).  Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

●	US$500,000 before January 28, 2018 (paid)
●	An additional US$600,000 on or before December 29, 2018 (paid)
●	An additional US$700,000 on or before December 29, 2019 (paid)
●	An additional US$750,000 on or before December 29, 2020 (paid)
●	Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty. These additional annual payments were made on December 14, 2021 and December 8, 2022.

During the Option Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

Arkansas Lithium Project

On May 4, 2018, the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities.The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation.  The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases.  The Company has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional $3,804,000 (US$3,000,000)fee was paid in full on February 16, 2021.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

4.	Exploration and Evaluation Expenditures – continued

Arkansas Properties – continued

Arkansas Lithium Project– continued

On February 23, 2022, the Company and LANXESS entered into an amended and restated MOU (the “Agreement”) that streamlines and expedites the plan for development of the first commercial lithium project in Arkansas, which is to be constructed at an operational LANXESS facility in El Dorado, AR (the “Project”). Under the Agreement, the Company will control all development of the Project leading up to and including the completion of the Front End Engineering Design (“FEED”) study. The Company will form an initially wholly-owned company (the “Project Company”) that owns 100% of the Project during pre-FEED and FEED engineering studies and the FEED engineering will be used to produce a NI 43-101 Definitive Feasibility Study (“DFS”). Upon completion of the DFS, LANXESS has the option to acquire an equity interest of up to 49% and not less than 30% in the Project Company, at a price equal to a ratable share of the Company’s aggregate investment in the Project Company. The Company will also retain 100% ownership of its South-West Arkansas Project, all of the proprietary extraction technologies, relevant intellectual property and know-how.

5.Intangible assets

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares.  2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown was comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);
(ii)	$250,000 on the closing date (paid);
(iii)	$250,000 promissory note payable six months after the closing date (paid);
(iv)	500,000 common shares on the closing date (issued);
(v)	$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (paid); and
(vi)	500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (issued).

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at June 30, 2020, the Company had satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

5.Intangible assets – continued

The carrying value of the intangible assets is as follows:

	IP Assets	Patents	Total
Balance, June 30, 2021	$1,691,575	$-	$1,691,575
Amortisation	(191,035)	-	(191,035)
Balance, June 30, 2022	1,500,540	-	1,500,540
Amortisation	(68,949)	-	(68,949)
Additions	-	24,247	24,247
Balance, December 31, 2022	$1,431,591	$24,247	1,455,838

The intangible asset represents purchase of intellectual property rights and was put in use in conjunction with the operation of the Company’s pilot plant on May 9, 2020 (Note 6).

On November 1, 2022, the Company received Notices of Allowance from the United States Patent and Trademark Office (“USPTO”) for its first two U.S. patent applications; serial no.16/410523 and serial no. 16/224463, and on December 29, 2022, the Company received a Notice of Allowance from USPTO for its third U.S. patent application serial no. 16/895783, all titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous Direct Lithium Extraction (“DLE”) from lithium brines.

During the period ended December 31, 2022, the Company started capitalizing the expenditures related to issued Patents and have prospectively adjusted the straight-line amortisation of the Intangible Assets over 20 years through June 30, 2039.

6.	Pilot plant

As at December 31, 2022, the carrying value of the pilot plant is summarized as follows:

$
Balance at June 30, 2021	12,338,741
Additions	1,929,020
Amortisation	(13,355,544)
Effect of movement in foreign exchange rates	72,840
Balance at June 30, 2022	985,057
Amortisation	(205,636)
Effect of movement in foreign exchange rates	33,219
Balance at December 31, 2022	812,640

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

6.	Pilot plant – continued

Pilot plant operations costs are comprised of the following:

	Three months ended		Six months ended
	December 31,		December 31,
	2022	2021	2022	2021
Internet	$2,625	$2,757	$5,465	$5,528
Personnel	1,733,175	770,870	3,042,447	1,711,397
Reagents	149,138	387,136	584,467	759,511
Repairs and maintenance	1,708	117,462	8,959	185,023
Supplies	931,692	297,978	1,682,226	651,049
Testwork	237,651	274,729	559,606	385,463
Office trailer rental	7,146	8,000	19,543	15,599
Utilities	36,355	101,650	72,330	605,458
Foreign exchange	-	(15,818)	-	(37,822)
Total pilot plant operations costs	3,099,490	1,944,764	5,975,043	4,281,206

7.	Asset under construction – Commercial Plant

The Company is developing a commercial plant for the extraction of battery-grade lithium from tail brine from a stand-alone facility located adjacent to the LANXESS facility in southern Arkansas. The commercial plant is under development and not available for use and therefore not subject to depreciation as at December 31, 2022.

8.	Share Capital

a)Authorized capital

Unlimited number of common voting shares without nominal or par value

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

8.	Share Capital – continued
a)	Authorized capital – continued

During the six months ended December 31, 2022, the Company issued a total of 150,000 common shares for the exercise of stock options. The Company received proceeds of $112,500 and reclassified $100,104 from reserve to share capital upon exercise.

b)Warrants

Warrant transactions are summarized as follows:

		Weighted
	Number of	average
	warrants	exercise price
Balance at June 30, 2021	9,813,870	1.13
Issued	336,877	11.09
Exercised	(6,684,892)	1.12
Expired	(3,353)	1.30
Balance at June 30, 2022 and December 31, 2022	3,462,502	2.16

The weighted average contractual life of the warrants outstanding is 1.39 years. As at December 31, 2022,  3,125,625 warrants with an exercise price of $1.20 with an expiry on June 10, 2024 and 336,877 warrants with an exercise price of $11.09 with an expiry on November 30, 2023 remain outstanding.

c)Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company.  Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange.  The options can be granted for a maximum term of 10 years.

During the six months ended December 31, 2022, the Company did not grant any options.

Stock option transactions are summarized as follows:

	Number of	Weighted average
	options	exercise price
Balance at June 30, 2021	13,750,784	$1.29
Options exercised	(4,410,784)	1.00
Options granted	1,170,000	7.35
Options expired	(340,000)	0.96
Balance at June 30, 2022	10,170,000	$2.11
Options exercised	(150,000)	0.75
Balance at December 31, 2022	10,020,000	$2.13

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

8.	Share Capital – continued
c)	Options – continued

The following table summarizes stock options outstanding and exercisable at December 31, 2022:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$
0.75	450,000	0.34	0.75	450,000	0.75
0.76	4,450,000	0.19	0.76	4,450,000	0.76
1.40	1,900,000	0.68	1.40	1,900,000	1.40
2.10	450,000	0.14	2.10	450,000	2.10
3.39	1,200,000	3.05	3.39	1,200,000	3.39
3.43	400,000	1.28	3.43	400,000	3.43
6.08	200,000	3.55	6.08	200,000	6.08
6.31	200,000	4.18	6.31	150,000	6.31
7.55	500,000	2.12	7.55	500,000	7.55
8.25	170,000	4.21	8.25	170,000	8.25
9.40	100,000	4.28	9.40	75,000	9.40
	10,020,000	1.02	2.13	9,945,000	2.09

9.Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	December 31,	December 31,
	2022	2021
Management fees	$1,024,304	$740,234
Share-based payments	-	940,268
	$1,024,304	$1,680,502

As at December 31, 2022, there is $229,310 (June 30, 2022: $287,063) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

9.	Related Party Transactions – continued

On June 17, 2022, the Company entered into a Master Services Agreement (“the MSA”) with Telescope Innovations Corp. (“Telescope”). Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are directors of Telescope Innovations Corp. Under the MSA, Telescope will provide various research and development (“R&D”) services for the purpose of developing new technologies. The Company will fund an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $344,101 (December 31, 2021: $Nil) of costs related to this agreement during the period ended December 31, 2022.

Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

As at December 31, 2022, there is $41,493 (June 30, 2022: $793,310) in accounts payable and accrued liabilities owing to Telescope Innovations Corp.

10.Financial Instruments and Financial Risk Management

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the period ended December 31, 2022 and the year ended June 30, 2022.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

10.Financial Instruments and Financial Risk Management – continued

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

December 31, 2022	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$-	$3,385,990	$-	$3,385,990

June 30, 2022	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$-	$3,221,491	$-	$3,221,491

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●maintaining sound financial condition;
●financing operations; and
●ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

●	recognize and observe the extent of operating risk within the business;
●	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.
(i)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The maximum credit risk is the total of our financial assets, including cash.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in Canadian Dollars - unaudited)

10.Financial Instruments and Financial Risk Management – continued

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital (current assets less current liabilities) to ensure its expenditures will not exceed available resources. At December 31, 2022, the Company has working capital of $105,031,459 (June 30, 2022: working capital balance of $125,024,698).

(iii)	Foreign Exchange Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	December 31, 2022	June 30, 2022
	$	$
Cash	90,905,778	106,802,040
Accounts payable	(3,577,329)	(3,431,920)

At December 31, 2022, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.3544. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $8,733,000 (June 30, 2022: $10,337,000) in the Company’s comprehensive loss for the year to date.

11.	Litigation Matters

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak, and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at December 31, 2022, the Company has not recorded any provision associated with this matters.

12.	Subsequent Event

Subsequent to December 31, 2022, the Company issued 950,000 common shares upon the exercise of stock options for proceeds of $1,010,000.